Exhibit 99(9)(5)(I)

[Deluxe Logo]		Deluxe Corporation P.O. Box 64235 St. Paul, MN 55164-0235 (651) 483-7111
N E W S R E L E A S E
June 25, 2004	Deluxe Completes Tender Offer for New England Business Service, Inc.	For additional information: Stuart Alexander Vice President Investor Relations (651) 483-7358
Douglas J. Treff Senior Vice President Chief Financial Officer (651) 787-1587

        St. Paul, Minn.—Deluxe Corporation (NYSE: DLX) today announced the successful completion of the cash tender offer for all outstanding shares of common stock of New England Business Service, Inc. (NYSE: NEB). The tender offer, which commenced on May 25, 2004, expired at 11:59 p.m. EDT on Thursday, June 24, 2004.

        A total of approximately 13.1 million shares of NEBS common stock were validly tendered and not withdrawn prior to the expiration of the offer, representing 98 percent of the outstanding shares of NEBS. Deluxe has accepted these shares and payment will be made promptly.

        Deluxe expects to complete the acquisition of NEBS later today through a short-form merger in which shares of common stock not purchased in the tender offer will be converted into the right to receive $44.00 per share in cash, without interest. A letter of transmittal to be used for surrendering certificates in exchange for the cash will be sent to holders who did not tender their shares in the offer.

About Deluxe Corporation

        Deluxe Corporation provides personal and business checks, business forms, labels, personalized stamps, fraud prevention services and customer retention programs to banks, credit unions, financial services companies, consumers and small businesses. The Deluxe group of businesses reaches clients and customers through a number of distribution channels: the Internet, direct mail, the telephone and a nationwide sales force. Since its beginning in 1915, Deluxe Corporation has been instrumental in shaping the U.S. payments industry. More information about Deluxe can be found at www.deluxe.com.

About New England Business Service, Inc.

        NEBS is a leading business-to-business company with approximately 3.1 million active small business customers in the United States, Canada, the United Kingdom and France. It supplies a wide variety of business products and services including checks, forms, packaging supplies, embossed foil anniversary seals and other printed material which are marketed through direct mail, telesales, a direct sales force, dealers, dedicated distributors and the Internet. NEBS also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. More information about NEBS can be found at www.nebs.com.

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